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                          September 23, 2021

       Mike Ballardie
       Chief Executive Officer
       Slinger Bag Inc.
       2709 N. Rolling Road, Suite 138
       Windsor Mill, MD 21244

                                                        Re: Slinger Bag Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 13,
2021
                                                            File No. 333-259487

       Dear Mr. Ballardie:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services